Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or an offer to acquire, purchase or subscribe for securities.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction and may not be offered or sold within the United States (as defined in Regulation S under the Securities Act (“Regulation S”)), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Accordingly, such securities will be offered and sold outside the United States in compliance with Regulation S.

NOTICE OF LISTING ON

THE STOCK EXCHANGE OF HONG KONG LIMITED

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

(the “Issuer”)

(Incorporated in the Cayman Islands with limited liability)

US$300,000,000 7.45% Senior Notes due 2022 (the “Notes”)

(Stock Code: 5615)

Sole Global Coordinator, Sole Lead Manager and Sole Bookrunner

J.P. Morgan

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of, and permission to deal in, the Notes as described in the Offering Memorandum dated July 24, 2019 by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)) only. Such listing and permission to deal in the Notes is expected to become effective on or about August 1, 2019.

Hong Kong, July 31, 2019

As at the date of this announcement, the directors of the Issuer are Ms. YANG Huiyan, Mr. HE Junli, Mr. ZHAO Jun, Ms. ZHOU Shuting, Mr. SCHLOSS Peter Andrew and Mr. PACKARD Ronald J.